[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI]

July 15, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Michael Johnson, Esq., Staff Attorney

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 11, 2010
File No. 001-32224

Gentlemen:

On behalf of our client salesforce.com, inc. (the “Company”), and as discussed during my telephone conversation with Mr. Johnson on July 14, 2010, the Company intends to respond to the comments from the staff of the Securities and Exchange Commission received by letter dated July 2, 2010 by July 26, 2010.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:	David Schellhase, Esq.
Executive Vice President, Legal

salesforce.com, inc.